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                                                                   Exhibit 99.98


News release via Canada NewsWire, Toronto 416-863-9350

             Attention Business Editors:
             CLINICAL DEVELOPMENT COMMENCES FOR ALZHEIMER'S DISEASE LEAD PRODUCT AZD-103

TORONTO, OCT. 17 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition")
(TSX: TTH) and Ellipsis Neurotherapeutics Inc. ("Ellipsis") announced the commencement of clinical development for Alzheimer's disease lead product AZD-103. The AZD-103 compound is a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease. This unique class of therapeutics provides significant advantages over the current products on the market which only treat disease symptoms.

Strong preclinical data have confirmed AZD-103's excellent safety profile and potential as a disease-modifying therapeutic for the treatment of Alzheimer's disease. AZD-103 can disaggregate amyloid-beta fibrils and reduce amyloid-beta load, improve cognitive function and extend overall survival. Clinical manufacturing of AZD-103 is complete and will provide sufficient material for the completion of the planned Phase I and Phase II clinical trials.

"The strong safety and efficacy data together with a very favourable pharmacokinetic profile have compelled us to pursue an expedited approach to the clinical development of AZD-103. We plan to submit an IND for approval of a Phase I clinical trial by the end of the year and in parallel commence the additional preclinical studies required for the Phase II clinical trial expected to begin in late Q3 of 2006" said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

About AZD-103

The lead compound AZD-103 is part of an emerging class of disease-modifying agents that have the potential to both reduce disease progression and improve symptoms such as cognitive function. AZD-103 breaks down neurotoxic fibrils, allowing amyloid peptides to clear the body rather than form amyloid plaques, a hallmark pathology of Alzheimer's disease. In addition, AZD-103 is well positioned as an Alzheimer's therapy as it is taken orally, crosses the blood brain barrier and has an excellent safety profile.

About Alzheimer's Disease

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. The disease affects more than 4 million Americans, and with an aging population is expected to double over the next 20 years unless an effective therapy is developed. Currently approved Alzheimer's therapies primarily treat disease symptoms but do not reverse or slow down disease progression. These products have

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annual sales of US$3.1 billion; however, the Alzheimer's pharmaceutical market is expected to grow significantly with the arrival of products that alter disease progression.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 09:22e 17-OCT-05